November 5, 2024

Michael B. Hoffman
Chief Executive Officer
Translational Development Acquisition Corp.
c/o 151 W. 42nd Street, 49th Floor
New York, NY10036

       Re: Translational Development Acquisition Corp.
           Registration Statement on Form S-1
           Filed October 22, 2024
           File No. 333-282763
Dear Michael B. Hoffman:

       We have reviewed your registration statement and have the following comments.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our October 8, 2024 letter.

Registration Statement on Form S-1 filed October 22, 2024
Cover Page

1. We note your response to prior comment 2. Please also describe the private placement warrants issuance to your sponsor and the price paid for the private placement warrants where you discuss material dilution to your public shareholders.
General

2. We note your response to prior comment 11. We are considering your response and may have further comment.
 November 5, 2024
Page 2
3. We note your disclosure regarding the assignment and novation agreement pursuant to which Stone Capital Partners LLC's rights, obligations and liabilities under the previous subscription agreement were transferred to and assumed by TDAC Partners
       LLC and TDAC Partners LLC became your current sponsor. We also note that Michael B. Hoffman is the managing member and owns 100% of the economic
       interests in both entities. Please disclose the purpose of the assignment and novation agreement.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Frank Knapp at 202-551-3805 or Jennifer Monick at 202-551-3295 if
you have questions regarding the financial statements and related matters. Please contact
Ronald (Ron) E. Alper at 202-551-3329 or Brigitte Lippmann at 202-551-3713 with any other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Real
Estate & Construction
cc:   William N. Haddad